Table of Contents

Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007		2006		2005		2004		2003
Earnings:	(in millions, except ratio of earnings to fixed charges)
Income before income taxes	$1,174.1		$824.6		$788.3		$596.7		$433.8
Add:
Interest expense	285.4		285.8		199.0		138.1		124.7
Amortization of debt expense	10.6		10.3		5.2		7.2		8.0
Interest component of rent expense	55.5		53.6		40.4		26.8		24.4
Earnings	$1,525.6		$1,174.3		$1,032.9		$768.8		$590.9
Fixed charges:
Interest expense	285.4		285.9		199.0		138.1		124.7
Amortization of debt expense	10.6		10.2		5.2		7.2		8.0
Interest component of rent expense	55.5		53.6		40.4		26.8		24.4
Fixed charges	$351.5		$349.7		$244.6		$172.1		$157.1
Ratio of earnings to fixed charges	4.3	x	3.4	x	4.2	x	4.5	x	3.8	x